SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE (561) 832-3300 FACSIMILE (561) 655-1109 www.broadandcassel.com

July 22, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Perry Ellis International, Inc. Registration Statement on Form S-3 Filed on June 24, 2010 File No.: 333-166926

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter in response to the comment letter dated July 8, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in Perry Ellis’ Registration Statement on Form S-3 filed June 24, 2010 (the “Form S-3”).

General

1.	You state on the cover page that you may offer securities “and/or selling stockholders may from time to time offer and sell” common stock. It is unclear on what basis you seek to combine sales by you and selling stockholders with your shelf registration statement, given that you do not qualify as a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Please file the offers and sales on the appropriate form(s) or advise.

On both the cover page of the Form S-3, in the calculation of the registration fee section, and on the cover page of the prospectus, Perry Ellis states that it has allocated the offering as follows: $200,000,000 of common stock, preferred stock, debt securities and warrants on behalf of Perry Ellis, and $30,000,000 of common stock on behalf of selling shareholders. The balance

BOCA RATON — DESTIN  — FT. LAUDERDALE — MIAMI — ORLANDO  — TALLAHASSEE — TAMPA — WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 22, 2010

of the disclosure in the Form S-3 is consistent with this allocation of the securities to be registered by Perry Ellis between its proposed primary and secondary offerings. Because Perry Ellis has separately registered and designated the amount and classes of securities that may be offered and sold by its selling shareholders, it believes that it has complied with the requirements of Form S-3 applicable to an issuer that is not a well-known seasoned issuer. Accordingly, Perry Ellis respectfully advises the Staff that it believes that its proposed offering of securities may be made on Form S-3 as currently contemplated.

2.	Please note that we will not be in a position to declare your filing effective until you have satisfactorily replied to and we have cleared all outstanding comments on your Form 10-K for the fiscal year ended January 30, 2010.

Perry Ellis acknowledges the Staff’s comment and will not request acceleration of the effectiveness of the Form S-3 until it has satisfactorily replied to and the Staff has cleared all outstanding comments on its Form 10-K for the fiscal year ended January 30, 2010.

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch
Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis
Cory Shade, Esq.

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